UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒	CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(formerly BANKERS TRUST COMPANY)

(Exact name of trustee as specified in its charter)

NEW YORK	13-4941247
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification no.)

60 WALL STREET
NEW YORK, NEW YORK	10005
(Address of principal executive offices)	(Zip Code)

Deutsche Bank Trust Company Americas

Attention: Catherine Wang

Legal Department

60 Wall Street, 36th Floor

New York, New York 10005

(212) 250 – 7544

(Name, address and telephone number of agent for service)

Capital Auto Receivables Asset Trust 2016-2

(Exact name of obligor as specified in its charter)

C/O BNY Mellon Trust of Delaware, 3rd Floor, Wilmington, DE 19809	81-6578341
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Copies To:

Debt Securities

(Title of the Indenture securities)

Item 1.	General Information.

Furnish the following information as to the trustee.

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Federal Reserve Bank (2nd District)	New York, NY
Federal Deposit Insurance Corporation	Washington, D.C.
New York State Banking Department	Albany, NY

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.	Affiliations with Obligor.

If the obligor is an affiliate of the Trustee, describe each such affiliation.

NONE.

Item 3. -15.	Not Applicable

Item 16.	List of Exhibits.

Exhibit 1 -	Restated Organization Certificate of Bankers Trust Company dated August 6, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated September 25, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated December 16, 1998, and Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated February 27, 2002 - Incorporated herein by reference to Exhibit 1 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 2 -	Certificate of Authority to commence business - Incorporated herein by reference to Exhibit 2 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 3 -	Authorization of the Trustee to exercise corporate trust powers - Incorporated herein by reference to Exhibit 3 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 4 -	Existing By-Laws of Deutsche Bank Trust Company Americas, as amended on April 15, 2002 business - Incorporated herein by reference to Exhibit 4 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 5 -	Not applicable.

Exhibit 6 -	Consent of Bankers Trust Company required by Section 321(b) of the Act. - business - Incorporated herein by reference to Exhibit 6 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 7 -	The latest report of condition of Deutsche Bank Trust Company Americas dated as of March 31, 2016. Copy attached.

Exhibit 8 -	Not Applicable.

Exhibit 9 -	Not Applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Deutsche Bank Trust Company Americas, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on this 8th day of July, 2016.

DEUTSCHE BANK NATIONAL TRUST COMPANY FOR DEUTSCHE BANK TRUST COMPANY AMERICAS

By:	/s/ Michele H.Y. Voon
Name:	Michele H.Y. Voon
Title:	Vice President

FFIEC 041
Page 15 of 85
RC-1

Consolidated Report of Condition for Insured Banks and Savings Associations for March 31, 2016

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

Schedule RC—Balance Sheet

Dollar Amounts in Thousands	RCON		RCON	Tril | Bil | Mil | Thou	
Assets					
1. Cash and balances due from depository institutions (from Schedule RC-A):					
a. Noninterest-bearing balances and currency and coin (1)			0081	1,265,000	1.a.
b. Interest-bearing balances (2)			0071	19,408,000	1.b.
2. Securities:					
a. Held-to-maturity securities (from Schedule RC-B, column A)			1754	0	2.a.
b. Available-for-sale securities (from Schedule RC-B, column D)			1773	0	2.b.
3. Federal funds sold and securities purchased under agreements to resell:					
a. Federal funds sold			B987	0	3.a.
b. Securities purchased under agreements to resell (3)			B989	11,777,000	3.b.
4. Loans and lease financing receivables (from Schedule RC-C):					
a. Loans and leases held for sale			5369	0	4.a.
b. Loans and leases, net of unearned income	B528	18,038,000			4.b.
c. LESS: Allowance for loan and lease losses	3123	28,000			4.c.
d. Loans and leases, net of unearned income and allowance (item 4.b minus 4.c)			B529	18,010,000	4.d.
5. Trading assets (from Schedule RC-D)			3545	6,000	5.
6. Premises and fixed assets (including capitalized leases)			2145	15,000	6.
7. Other real estate owned (from Schedule RC-M)			2150	0	7.
8. Investments in unconsolidated subsidiaries and associated companies			2130	0	8.
9. Direct and indirect investments in real estate ventures			3656	0	9.
10. Intangible assets:					
a. Goodwill			3163	0	10.a.
b. Other intangible assets (from Schedule RC-M)			0426	25,000	10.b.
11. Other assets (from Schedule RC-F)			2160	1,164,000	11.
12. Total assets (sum of items 1 through 11)			2170	51,670,000	12.
Liabilities					
13. Deposits:					
a. In domestic offices (sum of totals of columns A and C from Schedule RC-E)			2200	39,140,000	13.a.
(1) Noninterest-bearing (4)	6631	26,188,000			13.a.(1)
(2) Interest-bearing	6636	12,952,000			13.a.(2)
b. Not applicable					
14. Federal funds purchased and securities sold under agreements to repurchase:					
a. Federal funds purchased (5)			B993	1,260,000	14.a.
b. Securities sold under agreements to repurchase (6)			B995	0	14.b.
15. Trading liabilities (from Schedule RC-D)			3548	6,000	15.
16. Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases) (from Schedule RC-M)			3190	5,000	16.
17. and 18. Not applicable					
19. Subordinated notes and debentures (7)			3200	0	19.
20. Other liabilities (from Schedule RC-G)			2930	2,394,000	20.
21. Total liabilities (sum of items 13 through 20)			2948	42,805,000	21.
22. Not applicable					

1. Includes cash items in process of collection and unposted debits.
2. Includes time certificates of deposit not held for trading.
3. Includes all securities resale agreements, regardless of maturity.
4. Includes noninterest-bearing demand, time, and savings deposits.
5. Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, "Other borrowed money."
6. Includes all securities repurchase agreements, regardless of maturity.
7. Includes limited-life preferred stock and related surplus.

03/2016

FFIEC 041
Page 16 of 85
RC-2

Schedule RC—Continued

Dollar Amounts in Thousands	RCON	Tril | Bil | Mil | Thou	
Equity Capital			
Bank Equity Capital			
23. Perpetual preferred stock and related surplus	3838	0	23.
24. Common stock	3230	2,127,000	24.
25. Surplus (exclude all surplus related to preferred stock)	3839	600,000	25.
26. a. Retained earnings	3632	6,139,000	26.a.
b. Accumulated other comprehensive income (1)	B530	(1,000)	26.b.
c. Other equity capital components (2)	A130	0	26.c.
27. a. Total bank equity capital (sum of items 23 through 26.c)	3210	**8,865,000**	27.a.
b. Noncontrolling (minority) interests in consolidated subsidiaries	3000	0	27.b.
28. Total equity capital (sum of items 27.a and 27.b)	G105	**8,865,000**	28.
29. Total liabilities and equity capital (sum of items 21 and 28)	3300	**51,670,000**	29.

Memoranda

To be reported with the March Report of Condition.

	RCON	Number	
1. Indicate in the box at the right the number of the statement below that best describes the most comprehensive level of auditing work performed for the bank by independent external auditors as of any date during *2015*	6724	1	M.1.

1 = Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank

2 = Independent audit of the bank's parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately)

3 = Attestation on bank management's assertion on the effectiveness of the bank's internal control over financial reporting by a certified public accounting firm

4 = Directors' examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state-chartering authority)

5 = Directors' examination of the bank performed by other external auditors (may be required by state-chartering authority)

6 = Review of the bank's financial statements by external auditors

7 = Compilation of the bank's financial statements by external auditors

8 = Other audit procedures (excluding tax preparation work)

9 = No external audit work

To be reported with the March Report of Condition.

	RCON	MM | DD	
2. Bank's fiscal year-end date	8678	1231	M.2.

1. Includes, but is not limited to, net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, and accumulated defined benefit pension and other postretirement plan adjustments.
2. Includes treasury stock and unearned Employee Stock Ownership Plan shares.

03/2016